SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE GENERAL MEETING OF THE DEBENTURE HOLDERS FOR THE FOURTH ISSUE OF SIMPLE DEBENTURES ISSUED BY GAFISA S.A HELD ON JULY 13TH, 2009

1. Date, Time and Place: On July 13th, 2009, at 10:30 a.m., at Gafisa S.A.’s (“Company”) headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. Call Notice: The call notice was published in “Diário Oficial do Estado de São Paulo”, on June 25th, 26th and 27th , 2009, pages 27, 42 and 27, respectively, and in “O Estado de São Paulo” newspaper, on June 25th, 26th and 27th , 2009, pages B14, B7 and B10, respectively.

3. Attendance: After all legal procedures, it was verified the presence of debentureholders representing 97.8583% of the debentures in circulation, as follows: FI Multimercado Centrais SICREDI (2.4167%) / Sicredi FI Renda Fixa Permium (0.2125%) / MBM Previdência Privada (0.1708%) / FI Renda Fixa CP UNICRED Central RJ (0.1458%) / SICREDI FAPI – Fdo. de Após. Prog. Indiv. (0.0500%) / Sicred FI Renda Fixa IH Previdência (0.0375%) / MBM Seguradora (0.0083%) – Marcos Fritzen; FI Fator Extra Multimercado (0.9167%) / FI Fator Max Corporativo RF (3.7083%) – Eduardo Bocuzzi; Banco Itaú BBA S.A (6.5458%) – Herminio Navas Dias e Carolina Bacellar Chicca Xirau; Top Renda Fixa Mix Créd. Priv. LP – FI (11.3250%) / Credit Fix IB Renda Fixa CP LP – FI (1.0667%) / Itaú Flexprev RF (0.1083%) – Luiz Carlos Marinho de Andrade; FI Banestes VIP DI - Ref. LP (0.9167%) / FI Banestes Giro Fix Bonificado - Ref. DI LP (0.1250%) – José Luiz Arantes da Silva; Banif Banco de Investimento Brasil S.A (0.4167%) / Banif Banco de Investimento Brasil S.A (2.4375%) – Cleber Machado Campos; FI RF SERGIPE - Cred. Priv. FI RF Desenv. E Consolidação (8.1250%) / BRZ Crédito Privado FI Multimercado (2.9625%) / BRZ High Yield FI RF Crédito Privado (0.3625%) / Marupa FI Renda Fixa -Credito Privado (3.9292%) / Credito Privado PPM FI Renda Fixa (1.8125%) - Mariano Ceppas Figueiredo; CSHG DI Master Fundo de Investimento Referenciado (8.7458%) / CSHG Fix Dinamico Master FI Multimercado (1.65%) / CSHG Pantanal Capital FI Multimercado (0,1792%) / CSHG Unicred Dinamico FI Multimercado (0.1292%) / CSHG Mapfre Juro Rel FI Multimercado (0.0125%) / HG Comodities FI Multimercado (0.2083%) – Ricardo Andreoli; HSBC FI RF Cred. Priv. LP Performance (18.7500%) / CEREJEIRA FI RENDA FIXA (0.7292%) / HSBC FI RF Cred Priv HDI Seg Perform (0,5208%) – Carlos Shiguenobu Uema e Octávio Augusto. de Queiroz Ferreira; HSBC Bank Brasil S.A (8.3333%) – Alexandre Panico; SAFDIÉ FI Renda Fixa Cred. Priv. (0.2083%) – Thiago de Oliveira Barbieri; UBS Pactual HDI Credito FI RF (0.8333%) / FI Referenciado Pactual Yield DI (9.7583%) – João Guilherme Dal Fabbro.

Also present the representative of the Fiduciary Agent Planner Trustee DTVM LTDA. – Viviane Rodrigues and the representative of Gafisa S.A. – Alceu Duilio Calciolari.

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4. Presiding: Chairman: Luiz Carlos Marinho de Andrade. Secretary: Viviane Rodrigues.

5. Agenda: 1. Exclude the limit on indebtedness established in item 3 of letter (m) of item 4.12.1 of the Private for the Fourth Issue of Simple Debentures by Gafisa S.A., as amended on September 18, 2005 (Deed of Issue) worth R$ 1.000.000.000,00 (one billion Brazilian Reais), as the stipulation of this ceiling in absolute values is no longer an adequate criterion for proving the payment capacity of Gafisa; 2. Substitute the ‘SFH Debt’ concept established in line (b) of line (m) of item 4.12.1 of the Deed of Issue by the ‘Project Debt’ concept, with the following definition: ‘Project Debt is the sum of all loan agreements signed by Gafisa in order to finance construction, funded through the Housing Finance System (SFH) or the Length of Service Guarantee Fund (FGTS), including loan agreements signed by its subsidiaries, calculated in proportion to the stakes held by Gafisa in each of them’; 3. Alter the formula set forth in item 1 of line (m) of item 4.12.1 of the Deed of Issue, including ‘Project Debt’ in the numerator and Stakes held by Minority Shareholders in the denominator, as follows: ‘Total Debt – Project Debt – Cash & Banks / Net Worth + Stakes held by Minority Shareholders 75%. The amounts posted in the Minority Shareholders account under the Gafisa Credit Rights Investment Fund – Real Estate Credit will not be taken into consideration for the calculation purposes of this covenant; 4. Include an Early Redemption Clause in the Deed of Issue for debentures in circulation, through payment of the unit face value of the debentures plus remuneration, with no payment of premium; and 5. Through approval of the matters presented in items 1 to 4 above, to deliberate on (i) an increase in the remuneration of the debentures as set forth in item 4.9 of the Deed of Issue, pursuant to the proposal to be presented by the Issuer, or (ii) payment of a premium.

After all legal procedures, the chairman declared the installation of the general meeting, asking that the secretary read the call notice. The following resolutions have been taken:

6. Resolutions: Debentureholders representing 97.8583% of debentures in circulation, by majority vote, decided to suspend the works of this general meeting, which shall be resumed on July 21th, 2009, at the same time and place, with no further call notice to be published

7. Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. (aa) Chairman – Luiz Carlos Marinho de Andrade; Secretary - Viviane Rodrigues; Debentureholders: FI Multimercado Centrais SICREDI / Sicredi FI Renda Fixa Permium / MBM Previdência Privada FI Renda Fixa CP UNICRED Central RJ / SICREDI FAPI – Fdo. de Após. Prog. Indiv. / Sicred FI Renda Fixa IH Previdência / MBM Seguradora - Marcos Fritzen; FI Fator Extra Multimercado / FI Fator Max Corporativo RF - Eduardo Bocuzzi; Banco Itaú BBA S.A - Herminio Navas Diase Carolina Bacellar Chicca Xirau; Top Renda Fixa Mix Créd. Priv. LP – FI / Credit Fix IB Renda Fixa CP LP – FI / Itaú Flexprev RF - Luiz Carlos Marinho de Andrade; FI Banestes VIP DI - Ref. LP / FI Banestes Giro Fix Bonificado - Ref. DI LP - José Luiz Arantes da Silva; Banif Banco de Investimento Brasil S.A / Banif Banco de Investimento Brasil S.A - Cleber Campos Machado; FI RF SERGIPE - Cred. Priv. FI RF Desenv. E Consolidação / BRZ Crédito Privado FI Multimercado / BRZ High Yield FI RF - Crédito Privado / Marupa FI Renda Fixa-Credito Privado / Credito Privado PPM FI Renda Fixa - Mariano Ceppas Figueiredo; CSHG DI Master Fundo de Investimento Referenciado / CSHG Fix Dinamico Master FI Multimercado / CSHG Pantanal Capital FI Multimercado / CSHG Unicred Dinamico FI Multimercado / CSHG Mapfre Juro Rel FI Multimercado / HG Comodities FI Multimercado - Ricardo Andreoli; HSBC FI RF Cred. Priv. LP Performance / CEREJEIRA FI RENDA FIXA / HSBC FI RF Cred Priv HDI Seg Perform - Carlos Shiguenobu Uema and Octávio Augusto. de Queiroz Ferreira; HSBC Bank Brasil S.A - Alexandre Panico; SAFDIÉ FI Renda Fixa Cred. Priv. - Thiago de Oliveira Barbieri; UBS Pactual HDI Credito FI RF / FI Referenciado Pactual Yield DI - João Guilherme Dal Fabbro; Planner Trustee DTVM Ltda - Viviane Rodrigues; Gafisa S.A.; Alceu Duilio Calciolari. São Paulo, 13 de Julho de 2009.I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Secretary - Viviane Rodrigues

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.